FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F    ☒    Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐    No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 23 October 2008 it bought back 466,761 own shares of a total value of €6,926,461.20 at an average purchase price of €14.84 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 24 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 24 October 2008 it bought back 860,000 own shares of a total value of €10,767,803.32 at an average purchase price of €12.52 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 27 October 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Treasury share buy-back programme

In line with European Commission Regulation 2273/2003, Article 4, par. 4, National Bank of Greece S.A. announces that pursuant to the relevant AGM and BoD resolutions of, respectively, 17 April and 1 October 2008, on 27 October 2008 it bought back 255,062 own shares of a total value of €3,045,036.44 at an average purchase price of €11.94 per share via Athens Exchange member National P&K Securities Investment Services S.A.

Athens, 29 October 2008

NATIONAL BANK OF GREECE

PRESS RELEASE

NBG announcement on Ethniki Insurance

Athens, 30 October 2008

In light of the severe crisis in global financial markets, National Bank of Greece announces to investors that it will cease pursuing an international insurer as strategic partner for its insurance business.

National Bank of Greece believes in the growth prospects of the insurance industry in Greece as well as in SE Europe and Turkey.

National Bank of Greece will continue providing support for the implementation of Ethniki Insurance’s business plan, with regards to both operations and sales, through the development of the Bancassurance business.

With its strong brand name, healthy solvency margin and leading position in the industry, Ethniki Insurance is well positioned to benefit from the opportunities that have emerged from the recent developments in global financial markets, and offers stability and security to its customers and other stakeholders.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 3rd November, 2008

Chairman - Chief Executive Officer